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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                           ---------------------------


                          GAYLORD CONTAINER CORPORATION
                            (Name of Subject Company)

                          GAYLORD CONTAINER CORPORATION
                        (Name of Person Filing Statement)


                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
          (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)


                                   368145 10 8
                      (CUSIP Number of Class of Securities)


                                 DAVID F. TANAKA
             VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                          GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                    SUITE 400
                            DEERFIELD, ILLINOIS 60015
                                 (847) 405-5500
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)


                                 With copies to:

                             WILLIAM S. KIRSCH, P.C.
                               JOHN A. SCHOENFELD
                                KIRKLAND & ELLIS
                             200 EAST RANDOLPH DRIVE
                             CHICAGO, ILLINOIS 60601
                                 (312) 861-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 6 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 28, 2001 (as amended, the "Statement") by Gaylord Container Corporation, a Delaware corporation (the "Company"). The Statement relates to a tender offer by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), under which Purchaser is offering to purchase all of the outstanding shares of Class A Common Stock, par value $.0001 per share, of the Company (the "Common Stock"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement (as defined in the Statement) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001, and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Statement is hereby amended and supplemented by adding the following thereto after the second paragraph of the section "Extension of the Offer":

         "On November 19, 2001, Parent issued a press release announcing that the Purchaser has extended its offer to purchase, for $1.80 per Share, all outstanding Shares of the Company until midnight, New York City time on Friday, November 30, 2001. The Offer had previously been scheduled to expire on November 16, 2001. Parent noted in the press release that, based on information provided by the Depositary to Parent, as of midnight on November 16, 2001, stockholders of the Company had tendered into the Offer 49,455,515 Shares, which represents approximately 88% of the Company's outstanding Shares. The full text of the press release is filed as Exhibit (a)(11) hereto and is incorporated herein by reference."

ITEM 9.  EXHIBITS.

         Item 9 of the Statement is hereby amended and supplemented to add the following exhibit:

         (a)(11) Text of Press Release, dated November 19, 2001, issued by Parent (incorporated by reference to Exhibit (a)(13) to the Tender Offer Statement on Schedule TO filed with the Commission by Parent and Purchaser on September 28, 2001 (as amended thereafter)).











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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      GAYLORD CONTAINER CORPORATION


Dated:   November 19, 2001            By: /s/ David F. Tanaka
                                          --------------------------------------
                                          Name: David F. Tanaka
                                          Title: Vice President, General Counsel
                                                 and Corporate Secretary








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                                INDEX TO EXHIBITS


Exhibit Number      Description
--------------      -----------

(a)(11) Text of Press Release, dated November 19, 2001, issued by Parent (incorporated by reference to Exhibit (a)(13) to the Tender Offer Statement on Schedule TO filed with the Commission by Parent and Purchaser on September 28, 2001 (as amended thereafter)).